UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number 001-36574

VTTI Energy Partners LP

(Translation of registrant’s name into English)

25-27 Buckingham Palace Road

London, SW1W 0PP, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211047), INITIALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 29, 2016.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Underwriting Agreement

On August 8, 2016, VTTI Energy Partners LP (the “Partnership”) entered into an underwriting agreement (the “Underwriting Agreement”) by and among the Partnership, VTTI Energy Partners GP LLC, VTTI MLP Holdings Ltd, VTTI MLP B.V. and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Underwriters”), which provides for the offer and sale by the Partnership, and the purchase by the Underwriters of an aggregate of 5,250,000 common units representing limited partner interests (the “Firm Units”), for total gross proceeds of approximately $100.3 million. The Partnership also granted the Underwriters a 30-day option to purchase up to an additional 787,500 common units (the “Option Units” and, together with the Firm Units, the “Units”). The Units have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Partnership’s Registration Statement on Form F-3 (File No. 333-211047), which was declared effective by the Securities and Exchange Commission (the “Commission”) on August 8, 2016, as supplemented by the preliminary prospectus supplement filed with the Commission on August 8, 2016, and the prospectus supplement, filed with the Commission on August 10, 2016 (collectively, the “Prospectus”). The offering of Firm Units is expected to close on August 12, 2016.

VTTI MLP Partners B.V., a wholly-owned subsidiary of VTTI B.V., our indirect parent, has agreed to purchase 1,295,336 common units from the Underwriters at $19.30 per common unit, which is the price per common unit paid by the public in the initial distribution. The Underwriters will not deduct any discounts or commissions from the price paid by VTTI MLP Partners B.V. and, as a result, the Partnership will receive the entire amount paid by VTTI MLP Partners B.V. for such common units.

The Partnership intends to use a portion of the net proceeds of the offering to fund the purchase price of its previously announced acquisition (the “Acquisition”) from VTTI MLP Partners B.V. of an additional 8.4% economic interest in VTTI MLP B.V., which owns, directly or indirectly, the interests in the entities that own the Partnership’s terminal facilities, for cash consideration of $96.2 million. The remainder of the net proceeds will be used for general partnership purposes. The Acquisition is expected to close on September 1, 2016. The offering is not conditioned on the closing of the Acquisition. If the Acquisition does not close, the Partnership expects to use the net proceeds from the offering and the related capital contribution by its general partner for general partnership purposes. The proceeds from any sale of Option Units will be used for general partnership purposes.

The Underwriting Agreement contains customary representations, warranties and agreements by the Partnership, including obligations of the Partnership to indemnify the Underwriters for certain liabilities under the Securities Act.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed as Exhibit 1.1 to this Report on Form 6-K.

Issuance of General Partner Units

In connection with the issuance of the Firm Units on the closing date, the Partnership will issue an additional 107,142 general partner units (the “General Partner Units”) to the General Partner for consideration of approximately $2.1 million in cash. The General Partner purchased the General Partner Units in order to maintain its 2.0% general partner interest in the Partnership. The Partnership intends to use the proceeds of its general partner’s contribution to fund a portion of the purchase price of the Acquisition.

The General Partner Units were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements under the Securities Act.

Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement, dated as of August 8, 2016, by and among VTTI Energy Partners, LP, VTTI Energy Partners GP LLC, VTTI MLP Holdings Ltd, VTTI MLP B.V., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

5.1	Opinion of Watson Farley & Williams LLP, with respect to the legality of the Common Units

8.1	Opinion of Latham & Watkins LLP, with respect to certain U.S. tax matters

8.2	Opinion of Watson Farley & Williams LLP, with respect to certain Marshall Islands tax matters

99.1	Press Release of VTTI Energy Partners LP, dated August 8, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTTI ENERGY PARTNERS LP

By: VTTI Energy Partners GP LLC, its general partner

Date: August 12, 2016	By:	/s/ Robert Nijst
Name: Robert Nijst
Title: Chief Executive Officer

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